Buenos Aires, August 10th, 2020

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: General Ordinary and Extraordinary Shareholder´s Meeting dated as of August 7th, 2020.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos (“ByMA”) and the National Securities Commission (“Comisión Navcional de Valores” or "CNV"), in my capacity as Responsible for Market Relations of Pampa Energía S.A.  (de “Company”) in accordance with article 4, Chapter II, Title II of the CNV Regulations and article 79 of the ByMA Listing Regulation.

To this regard, below is a summary of the resolutions adopted by the Company’ Ordinary and Extraordinary General Shareholders Meeting that took place on August 7th, 2020 (hereinafter the “Shareholders Meeting”), which was virtually held according to the terms of General Resolution 830/2020 of the CNV:

Item 1: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to virtually hold this Shareholders’ Meeting according to the terms of General Resolution 830/2020 of the CNV.

Item 2: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to appoint the representatives of the shareholders JP Morgan Chase Bank – ADR (“JPM”) and Fondo de Garantía de Sustentabilidad in charge of the Administración Nacional de la Seguridad Social (“ANSES”) to sign the minute of the Shareholders Meeting.

Item 3: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved: (i) approve the merger of the Company with Pampa Cogeneracion S.A. and PHA S.A.U. (the “Merged Companies”, and together with the Company, the “Participating Companies”), which consists in dissolution without liquidation of the Merged Companies as a result of being merged into the Company pursuant to the provisions of Section 82 et seq. of the Business Companies Law and Section 80 et seq. of the Income Tax Law (as restated in 2019), pursuant to the terms and conditions described in the preliminary merger agreement and the merger prospectus. The merger is subject to the obtention of the required approvals and the registration in the registry of legal entities; (ii) put on record that as from the date of approval of the merger by the Shareholders’ Meetings of the Merger Participating Companies, and until registration of the final merger agreement with the relevant public registries, the Board of Directors of the Company shall manage the business affairs of the Merged Company, with suspension of the management bodies thereof pursuant to Section 84 of the Business Companies Law; (iii) reading of the documents under consideration be omitted as the same have been previously and lawfully made available to the Shareholders reasonably in advance and within the statutory terms; (iv) approve, as presented by the Board of Directors and made available to the Shareholders, the Non-consolidated Special Balance Sheet of Merger of the Company as of March 31, 2020 and the Consolidated Balance Sheet of Merger as of March 31, 2020, together with the relevant independent auditor’s reports and reports issued by the Supervisory Committee, and the preliminary merger agreement, including that there is no need to establish the exchange ratio given that the Merged Company is 100% controlled by Pampa directly and indirectly, for which reason there is no need to increase the Company’s capital; (v) the Board of Directors be empowered to accept potential formal changes required by the respective controlling authorities to the documents under consideration, provided that such changes are not objected by the Supervisory Committee or the expert accountant; and (vi) powers be delegated to the Regular Directors Marcos Marcelo Mindlin, Gustavo Mariani, Damián Miguel Mindlin, Ricardo Alejandro Torres, Gabriel Cohen, and/or María Carolina Sigwald such that any one of them may individually and indiscriminately agree and sign in the name and on behalf of the Company the relevant final merger agreement.

Item 4: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to appoint Mr. Diego Martín Salaverri as Alternate Director to complete the term of Mr. Mariano Batistella whose resignation was approved by the Board on June 19, 2020.

Item 5: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to authorize Carolina Sigwald, Victoria Hitce, Gerardo Paz, Agustina Montes, Maite Zornoza, Eugenia Sanchez Nuin, Juan Manuel Recio, Débora Tortosa Chavez, Mabel Beratta, Diego Vaca, Luis León, María José Maure Bruno, Francisco Trigo Humarán, Micaela Saieg, Martín Gardella, Mariano Romero de Haz, Paula Devotto, Gonzalo Carballada, Fabiana Vidal, Alejandra Brasesco, Nicolás Villarruel, Mauricio Penta, Martín García Arango, Fernando Rizzi and/or Vanesa Russo to register any resolutions that may be approved by such Meeting of Shareholders and perform any proceedings that may be required before the relevant agencies.

Sincerely.

Victoria Hitce

Head of Market Relations